Exhibit 99.1

News Release

Bilge Ogut and Nikhil Srinivasan Appointed as non-Executive Directors to PartnerRe’s Board
PEMBROKE, Bermuda, August 22, 2016 - PartnerRe Ltd. today announced that Bilge Ogut and Nikhil Srinivasan have been appointed to its Board of Directors.

Ms. Ogut is Head of Private Equity in Europe at Partners Group, the global private markets investment manager firm, and is a member of Partners Group’s Private Equity Directs Investment Committee and Private Equity Primaries Europe Investment Committee. Prior to joining Partners Group she was Deputy Head of Private Equity at Standard Bank International from 2010-2011 and was with Warburg Pincus from 1998-2009.

Mr. Srinivasan is Group Chief Investment Officer and member of the Group Management Committee of Generali and Chairman of Generali Real Estate. Prior to joining Generali, he was at Allianz for ten years based in Singapore and Munich where he was Group Chief Investment Officer and a member of Allianz's International Executive Committee responsible for the firm’s investment strategy.

Commenting on the appointments, PartnerRe Board Chairman, John Elkann said, “On behalf of the Board, I would like to extend a warm welcome to Bilge and Nikhil. They further strengthen the Board’s breadth of talent and background and as independent directors from outside the reinsurance industry, they will bring a new and valuable perspective.”
The PartnerRe Board comprises seven directors of which four are fully independent from the Company.
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PartnerRe Ltd. is a leading global reinsurer that helps insurance companies reduce their earnings volatility, strengthen their capital and grow their businesses through reinsurance solutions. Risks are underwritten on a worldwide basis through PartnerRe’s three business segments: Property & Casualty, Specialty Lines and Life & Health. For the year ended December 31, 2015, total revenues were $5.4 billion. At June 30, 2016, total assets were $22.4 billion, total capital was $7.8 billion and total shareholders’ equity attributable to PartnerRe was $7.0 billion. PartnerRe enjoys strong financial strength ratings as follows: A.M. Best A / Moody’s A1 / Standard & Poor’s A+ / Fitch A+.

PartnerRe on the Internet: www.partnerre.com

Contacts:	PartnerRe Ltd.	Sard Verbinnen & Co.
	(441) 292-0888	(212) 687-8080
	Media Contact: Celia Powell	Drew Brown/Daniel Goldstein

PartnerRe Ltd. Wellesley House South, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com